Exhibit 99.4

PPDAI Group Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: PPDF)

BALLOT FOR ANNUAL GENERAL MEETING

To be held on November 5, 2019

(or any adjourned or postponed meeting thereof)

I/We                                          of                                         , being the registered holder(s) of                                                           Class A ordinary shares 1, par value US$0.00001 per share, of PPDAI Group Inc. (the “Company”) and                                      Class B ordinary shares 1, par value US$0.00001 per share, of the Company, hereby cast my ballot as follows:

No.	RESOLUTION	FOR[2]	AGAINST [2]	ABSTAIN [2]
1.

IT IS RESOLVED as a special resolution:

THAT the change of the Company’s legal name from “PPDAI Group Inc.” to “FinVolution Group” and the adoption of “信也科技” as the dual foreign name of the Company, which have been approved by the resolutions of the board of directors of the Company, be and hereby are, authorized and approved; and

THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

Signature(s)3 __________________

[1]

Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[3]

This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

1